Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

November 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Actively Managed Exchange-Traded Fund Trust

File Nos. 333-147622; 811-22148

Responses to Comments on Post-Effective Amendment No. 557

Dear Ms. Hahn:

This letter responds to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on October 16, 2024, regarding Post-Effective Amendment No. 557 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Actively Managed Exchange-Traded Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 558 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on August 30, 2024 to register one new series of the Trust: Invesco Top QQQ ETF (formerly known as Invesco Mega QQQ ETF) (the “Fund”). For your convenience, your comments, as we understand them, are repeated below, with the Trust’s responses immediately following. We also acknowledge that where the Staff provides comments with respect to the disclosure in one location in the Amendment, such comment is applicable to all similar disclosures appearing elsewhere in the Amendment.

Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold to show those changes. We also confirm that defined terms used in this letter have the same meanings as in the Amendment. In addition, we acknowledge that certain portions of the Amendment are missing, incomplete or bracketed. We hereby confirm that all missing, incomplete or bracketed information in the Amendment will be updated, finalized and incorporated, and that all tables of contents will be refreshed, in a subsequent post-effective amendment. We also confirm that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for the Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Response:	A completed fee table and expense example for the Fund are shown below. We confirm that the fee table and expense example do not reflect any fees associated with creation or redemption activity.

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.29%
Other Expenses(1)	None
Total Annual Fund Operating Expenses	0.29%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$30	$93

2.	Comment:	The disclosure in the “Principal Investment Strategies” section of the summary prospectus states: “No single company weight may exceed 35% of the Index.” Please confirm that the Fund will not hold more than 20% of its net assets in a single company.

	Response:	The statement that no single company weight may exceed 35% of the Index is part of the Index’s methodology. The Fund’s investment strategy consists of an equity sleeve, which invests directly in securities of the companies held in the Index, and a total return swap sleeve, which gains exposure to companies in the Index via total return swaps. The Fund’s direct exposure to securities of companies will only be via the equity sleeve, which will represent a portion of the portfolio (as discussed below). The Fund confirms that it will not invest more than 20% of the value of its net assets any single company, and the “Principal Investment Strategies” section of the summary prospectus has been updated to clarify this point, as shown in Exhibit A to this letter.

3.	Comment:	The disclosure in the “Principal Investment Strategies” section of the summary prospectus suggests that the Fund will list the companies included in the Index by name. If the companies will be listed by name, please update the disclosure to indicate that those companies are subject to the requirements of the Securities Exchange Act of 1934 and that the SEC maintains a website with information and filings related to those companies. Please also include the SEC’s website address (www.sec.gov) with this disclosure.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

	Response:	The Fund has deleted the sentence listing the constituents of the Index and will not name the individual constituents in the disclosure. The revised disclosure is contained in Exhibit A to this letter.

4.	Comment:	Please clarify in the first paragraph of the “Principal Investment Strategies” section of the prospectus that the Fund is actively managed.

	Response:	The disclosure in the first paragraph has been revised to state that the Fund is actively managed, as shown in Exhibit A to this letter.

5.	Comment:	In the “Principal Investment Strategies” section of the prospectus, please clarify how the assets will be allocated between the Fund’s sleeves. For example, is there a minimum and maximum allocation for the sleeves?

	Response:	The Fund will seek exposure to the companies in the Index generally in two ways: (a) via its total return swap sleeve, which will obtain exposure to the companies held in the Index through total return swaps on the Index, and (b) via its equity sleeve, which will invest directly in the companies contained in the Index. Under normal circumstances, the Fund will allocate at least 50% of its assets to the total return swap sleeve, and at times, may allocate up to 100% of its assets to the total return swap sleeve. The Fund may allocate up to 50% of its assets to the equity sleeve. The portfolio managers will determine how to allocate the Fund’s assets to each sleeve based on an analysis of the costs associated with entering into total return swaps (in order to defray financing costs associated with the swap investments), the weightings of the companies in the Index, market conditions and fluctuations, and cash flows. The portfolio managers may also adjust allocations to seek to ensure the Fund’s compliance with the requirements to qualify for favorable tax treatment as a “regulated investment company” or “RIC” under the Internal Revenue Code of 1986 (the “Code”). The disclosure in the “Principal Investment Strategies” section of the prospectus has been revised to clarify the allocation of assets to the sleeves, as shown in Exhibit A to this letter.

6.	Comment:	Will the derivatives in which the Fund invests be used for any purpose beyond speculation?

	Response:	No, the Fund’s investment in derivatives, which will be primarily via total return swaps on the Index, will be used only for speculation; the Fund will not use derivatives for hedging or for arbitrage purposes.

7.	Comment:	Please quantify the percentage that will be allocated to each sleeve, and the factors that the Adviser will consider when shifting allocations between sleeves.

	Response:	Please see response #5 above, as well as the disclosure updates that are included in Exhibit A to this letter.

8.	Comment:	Please clarify whether the total return swaps in which the Fund will invest will be on the entire Index or if they will be on individual components of the Index.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

	Response:	The Fund confirms that, generally, the reference assets for the total return swaps that make up the “total return swap sleeve” will be all the securities comprising the Index. At times, the reference assets for the total return swaps will be a basket of securities that includes all the securities in the Index as well as several other securities. The Fund confirms that none of the total return swaps that make up the “total return swap sleeve” will be on individual securities. The disclosure about these investments has been clarified, as shown in Exhibit A to this letter.

9.	Comment:	Please clarify the disclosure to explain why the Fund will invest in swaps, rather than directly in the components of the Index. In addition, please include disclosure in the summary prospectus on the rebalancing associated with the swaps.

	Response:	The Index is designed to contain a relatively small number of constituents (approximately 6 to 15). If the Fund were to solely invest in the companies contained in the Index, then it would likely not meet the requirements to qualify for favorable tax treatment as a RIC under the Code. The Fund’s investments in total return swaps are meant to ensure that the Fund satisfies these requirements while still obtaining exposure to such securities contained in the Index. We have revised the disclosure to explain that the Fund’s investment in total return swaps, rather than solely in the securities of companies included in the Index, will allow the Fund to satisfy the diversification and other requirements to qualify for favorable tax treatment as a “RIC” under the Code. We have also added disclosure to the “Principal Investment Strategies” section of the summary prospectus to explain the rebalancing associated with the total return swaps in which the Fund will invest. The revisions are reflected in Exhibit A to this letter.

10.	Comment:	Please identify the appropriate broad-based market index against which the Fund will compare its performance.

	Response:	The Fund’s broad-based market index for performance comparison purposes consistent with the instructions to Item 27A of Form N-1A will be the Nasdaq Composite Index.

11.	Comment:	In the section titled “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies,” there is disclosure stating that the Index “is made up of approximately the top 45%, by weight, of [the] Nasdaq-100 companies.” There is also disclosure stating that the “top companies that cumulatively add up to no more than 47% of the Nasdaq-100” are selected for inclusion in the Index. Please reconcile these references to 45% and 47%.

	Response:	As described in the prospectus, the base universe of companies eligible for inclusion in the Index are the companies in the Nasdaq-100. The Index Provider ranks the companies in the Nasdaq-100 based on their weight. Then, the companies with the largest weightings and only those companies that cumulatively add up to no more than 47% of the base (Nasdaq-100) universe are selected for inclusion in the Index. Depending on individual company weightings, the companies selected for inclusion in the Index may cumulatively represent less than 47% of the base universe. However, they may not exceed the 47% limit.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Because inclusion or exclusion of companies is subject to this 47% limit and the possibility that the weightings of the companies selected for inclusion in the Index may add up to less than 47%, the general description of the Index in the prospectus states that it contains approximately 45% of the companies. While we believe the existing disclosure about the 47% limit and the idea that the Index is made up of “approximately the top 45%” of the Nasdaq-100 is sufficiently clear, we have revised the references to “approximately the top 45%” to say “up to 47%” in all instances. The revisions are reflected in Exhibit A to this letter and will be carried into the “Additional Information about the Fund’s Strategies and Risks – Principal Investment Strategies” section of the prospectus as well.

*               *               *

We believe that this information responds to all of your comments. If you have any questions, please contact me at Anita.DeFrank@invesco.com or Mark Greer at MGreer@stradley.com.

Sincerely,

/s/ Anita De Frank
Anita De Frank

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Exhibit A

Summary Information – Principal Investment Strategies

The Fund is an actively managed exchange-traded fund (“ETF”) that seeks to achieve its investment objective through exposure to the top companies in the Nasdaq-100 Index (the “Nasdaq-100”), as represented in the Nasdaq-100 Mega Index (the “Index”). The Nasdaq-100 consists of securities of 100 of the largest domestic and international non-financial companies listed on The Nasdaq Stock Market LLC based on market capitalization. The Index, which is a subset of the Nasdaq-100, is made up of ~~approximately~~ up to the top ~~45%~~47%, by weight, of those Nasdaq-100 companies. The Fund seeks to track the performance of those companies.

~~Under normal market conditions, the Fund invests at least 80% of its assets in securities of mega-capitalization companies and instruments and other investments that provide exposure to, or in combination have, economic characteristics similar or equivalent to securities of mega-capitalization companies. Mega-capitalization, or “mega-cap,” companies are extremely large companies, often with market value exceeding $200 billion; the Fund considers mega-capitalization companies to be those companies included in the Index. The Fund primarily gains exposure to the companies in the Index through investment in total return swaps (the “total return swap sleeve”). The Fund also invests directly in the equity securities of the Index’s constituents (the “equity sleeve”). Because the Fund seeks exposure to approximately the top 45% of companies in the Nasdaq-100, by weight, as represented in the Index, it will usually hold or have exposure to a relatively small number of stocks (approximately 6 to 15).~~

Nasdaq, Inc. (“Nasdaq” or the “Index Provider”) compiles, maintains and calculates both the Nasdaq-100 and the Index. Security types generally eligible for inclusion in the Nasdaq-100 are common stocks and tracking stocks, as well as American Depositary Receipts (“ADRs”) that represent securities of non-U.S. issuers. Securities of companies organized as real estate investment trusts (“REITs”), securities of Special Purpose Acquisition Companies (“SPACs”) and “when-issued” securities are not eligible for inclusion in the Nasdaq-100. The Nasdaq-100 reflects companies from all major sectors, except companies that are classified as “financials” according to the Industry Classification Benchmark (“ICB”). The Nasdaq-100 is a market capitalization-weighted index, meaning that companies in the Nasdaq-100 with larger market capitalizations receive relatively larger weights. The Index is created by ranking the companies in the Nasdaq-100 by their weight, and the top ranked companies that cumulatively represent up to 47% of the Nasdaq-100 universe are selected for inclusion in the Index. No single company weight may exceed 35% of the Index.

As of ~~[ ]~~October 31, 2024, the Index was comprised of ~~[ ]~~ 10 constituents with market capitalizations ranging from $~~[ ]~~ 392.6 billion to $~~[ ]~~ 3.4 trillion. ~~The constituents comprising the Index as of this date were: [ ], [ ], [ ], [ ], [ ], [ ], [ ] and [ ].~~

The Fund seeks to gain exposure to the companies in the Index through investment in total return swaps (the “total return swap sleeve”), as well as through direct investment in the equity securities of the Index’s constituents (the “equity sleeve”). Because the Fund seeks exposure to the top 47% of companies in the Nasdaq-100, by weight, as represented in the Index, it will usually hold or have exposure to a relatively small number of stocks (approximately 6 to 15).

Although the Fund seeks to track the returns of the Index, the Fund is actively managed and will allocate its assets between the equity and total return swap sleeves.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Under normal circumstances, the Fund may allocate up to 50% of its assets to the equity sleeve. The equity sleeve, which invests directly in equity securities of the Index’s constituents, utilizes a “passive” investment strategy that seeks to track the performance of the Index as closely as possible. To do so, the Fund employs a “full replication” methodology, through which it generally invests assets allocated to the equity sleeve in all of the component securities of the Index in proportion to their weightings in the Index. However, the Fund will not invest more than 20% of its assets in any one security. In the event that a component security of the Index exceeds 20% of the Index, the Fund may allocate the excess percentage by purchasing a representative sample of the securities in the Index or may overweight or underweight a component security or securities in the equity sleeve as compared to their weight in the Index.

In light of the small number of stocks that the Fund is expected to directly hold in its equity sleeve, the Fund’s investment in total return swaps is designed to help the Fund satisfy certain diversification and other requirements to qualify for favorable tax treatment as a regulated investment company (“RIC”) under the Internal Revenue Code of 1986, as amended (the “Code”). Under normal circumstances, the Fund allocates at least 50% of its assets to the total return swap sleeve, and at times, may allocate up to 100% of its assets to the total return swap sleeve. ~~The Fund will primarily seek to gain exposure to the Index constituents via the total return swap sleeve.~~ A total return swap is a derivative contract in which one party agrees to make periodic payments to another party (the “counterparty”) based on the change in market value of the reference asset(s) underlying the contract, which may include a securities index, such as the Index, or a specified ~~security~~ basket of securities, during a specified period, in return for periodic payments based on the total return from other underlying assets. The Fund’s total ~~Total~~ return swaps ~~swap agreements~~ are used to obtain exposure to ~~securities comprising~~ the entire Index, without owning or taking physical custody of ~~such~~ individual securities in the Index. The Fund’s total return swaps are generally designed to account for the Index’s quarterly rebalancings and its annual reweightings, such that changes made to the Index constituents during a rebalancing or reweighting are also reflected in the total return swaps.

~~The Fund’s equity sleeve, which invests directly in equity securities of the Index’s constituents, utilizes a “passive” investment strategy that seeks to track the performance of the Index as closely as possible. To do so, the Fund employs a “full replication” methodology. “Full replication” means that the Fund generally invests assets allocated to the equity sleeve in all of the component securities of the Index in proportion to their weightings in the Index.~~ The Fund may also hold a substantial portion of its assets in cash or cash equivalents, including in treasury bills and money market funds, for collateral management in connection with its total return swap sleeve and to provide liquidity.

~~Although the Fund employs a passive strategy with respect to its equity sleeve, Invesco Capital Management LLC, the Fund’s investment adviser (the “Adviser”), may actively manage the Fund’s investments in total return swaps and in cash and cash equivalents~~ Based on the portfolio managers’ research, the allocations of the Fund’s assets to the total return swap sleeve and the equity sleeve will be adjusted from time to time and may not always match the above percentage weightings. Allocations to each sleeve and to cash or cash equivalents may be adjusted in any amount in an effort to defray financing costs associated with entering into total return swaps, due to the weightings of the companies in the Index, market fluctuations, and cash flows, or~~. From time to time, the portfolio managers may adjust the portion of the Fund’s assets allocated among the equity sleeve, the total return swap sleeve, and cash or cash equivalents in any amount~~ based on the portfolio managers’ ~~their~~ analysis of market conditions. The portfolio managers may also adjust sleeve allocations to seek to satisfy the

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

November 5, 2024

Code’s diversification and other requirements for the favorable tax treatment of the Fund as a RIC.

In addition to its investments in total return swaps, the Fund can invest in other derivative instruments, including futures contracts. The Fund can use futures contracts, including equity index and ETF futures, to gain exposure to the Index constituents.

The Fund is “non-diversified” and therefore is not required to meet certain diversification requirements under the Investment Company Act of 1940, as amended (the “1940 Act”).